Exhibit 99.4

Boyd Group Services Inc. Reports Record First Quarter 2026 Sales of $996.7

Million and Adjusted EBITDA of $122.4 Million, Driven by Continued Market Share Gains through Same-Store Sales Growth and Completion of Strategic Acquisition

First Quarter 2026 Highlights

•	All-time record sales, up 28.1% to $996.7 million

•	All-time record Adjusted EBITDA[1] increased 51.9% to $122.4 million, with Adjusted EBITDA margins[1] expanding 200 basis points to 12.3%

•	Same-store sales[1] increased 1.7%; adjusting for the weather impact in the South, same-store sales growth would have been approximately 2.6%

•	Added 269 locations, increasing collision location footprint by 33% year-over-year

•	Achieved over $20 million in incremental Project 360 cost savings and Joe Hudson synergy realization

•	Joe Hudson’s conversion to Boyd’s systems fully completed on schedule

•	Achieved targeted level of 80% internalization of scanning and calibration

•	Distributed first quarter 2026 cash dividend of C$0.156 per common share

•	Reduced pro forma debt leverage from 3.1x to 2.9x

Winnipeg, Manitoba – May 13, 2026 – Boyd Group Services Inc. (TSX: BYD; NYSE: BGSI) (“Boyd Group” or “the Company”) today announced record financial results for the quarter ended March 31, 2026.

“We delivered all-time record sales and Adjusted EBITDA1 in the first quarter, reflecting strong execution of our growth strategy and operational priorities. Sales increased by 28.1% while Adjusted EBITDA1 grew an even stronger 51.9%, driven by a 33% year-over-year growth in our location footprint, positive same-store sales1, and disciplined execution on Project 360 and acquisition synergies.

We achieved our third consecutive quarter of positive same-store sales, supported by market share gains and improving industry conditions that continue to drive volume growth, even as total cost of repair remained subdued. In addition to strong top-line performance, we expanded Adjusted EBITDA1 margins by 200 basis points as we continue to make meaningful progress towards our 14%+ Adjusted EBITDA margin1 goal.

I’m incredibly proud of our team’s performance this quarter. We accelerated growth, continued to outperform underlying industry volume trends and to strengthen operational execution while delivering meaningful margin expansion and significantly higher profitability. Our results demonstrate the scalability of our platform, the strength of our operating model, and the disciplined execution of our strategic priorities.

As we look ahead, we remain focused on building on this momentum by executing our proven growth strategy, capturing additional market share, driving continued margin expansion, and creating long-term value for our shareholders.” - Brian Kaner, President & CEO of the Boyd Group

1 Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

Financial And Operational Highlights	Three months ended March 31,

(thousands of U.S. dollars, except per share amounts)	2026	2025	Y/Y Change

Financial Highlights
Sales	996,676	778,323	28%
Gross margin	46.5%	46.2%	30 bps
Adjusted EBITDA (1)	122,385	80,545	52%
Adjusted EBITDA margin (1)	12.3%	10.3%	200 bps
Net loss	(7,926)	(2,637)	N/A
Basic and diluted loss per share	(0.28)	(0.12)	N/A
Adjusted net earnings (1)(2)	16,059	6,574	144%
Adjusted net earnings per share (1)(2)	0.58	0.31	87%

Operational Highlights
Same-store sales growth (1)(3)	1.7%	(2.8)%
New locations added	269	9
From multi-location acquisitions	258	–
From single shop acquisitions	3	3
From start-up locations	8	6
Collision location count at period end	1,312	984	33%

1. Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures. Please see ”Non-GAAP Financial Measures and Ratios” section of this news release.

2. Comparative figures have been restated to conform with current period presentation

3. First quarter 2026 same-store sales growth of approximately 2.6% adjusted for the unusual winter storm activity in the U.S. South

Q1 2026 Results

(First quarter 2026 compared to first quarter of 2025)

Sales increased 28.1% to an all-time record $996.7 million, driven by $203.3 million from new location growth and continued market share gains reflected in positive same-store sales1 performance. Same-store sales increased 1.7%, or approximately 2.6% adjusted for the estimated 90 basis point impact from unusual winter storm activity in the U.S. South, marking the third consecutive quarter of same-store sales growth despite muted growth in total cost of repair. The first quarter of 2026 had the same number of selling and production days as the prior-year period.

Gross profit increased by 29.1% to $463.7 million while gross margins expanded to 46.5% in the first quarter of 2026, from 46.2%. Gross margins benefitted from increased parts and paint margins from Project 360 and Joe Hudson’s synergy realization, partially offset by a lower mix of higher margin glass sales and variability in performance based pricing.

Adjusted EBITDA1 increased 51.9% to an all-time record $122.4 million with Adjusted EBITDA margins1 expanding 200 basis points to 12.3% from 10.3% reflecting the contribution from the Joe Hudson’s acquisition, which is accretive to Adjusted EBITDA margin1, cost savings from Project 360 and synergy realization.

Net loss was $7.9 million, compared to $2.6 million in the same period of the prior year. The net loss was impacted by acquisition and transformational cost expenses in the first quarter of 2026 related to the Joe Hudson acquisition and Project 360. These costs are expected to decline as integration finalizes. Adjusted net earnings1 increased 144.3% to $16.1 million and Adjusted earnings per share increased to $0.58 from $0.31, driven primarily by the increase in Adjusted EBITDA1.

1 Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

Boyd added 269 locations during the quarter, including 258 from the Joe Hudson’s acquisition, three from single shop acquisitions and eight new start up locations. Joe Hudson’s shop conversions to Boyd’s systems were fully completed on schedule with expected synergies progressing in line with plan.

Outlook

Industry conditions continued to improve in the first quarter of 2026. Based on first quarter claims processing platform data, the Company estimates that repairable claims volume declined in the range of 0-2% during the quarter, which is now back in-line with Boyd’s long-term growth framework.

The Company’s long-term growth framework contemplates average same-store sales growth of 3–5%, supported by continued incremental market share gains driven by ongoing consolidation within the highly fragmented collision repair industry, Strong performance with insurance clients, and disciplined operational execution. The framework also assumes 3–4% annual growth in average total cost of repair and approximately 1% growth in miles driven, partially offset by an approximate 2% decline in repairable claims due to the impact of collision avoidance systems. While growth in average total cost of repair has remained below historical averages in recent periods, management believes a return toward target levels over time is supported by the continued normalization of key industry drivers, including rising used vehicle values and increasing vehicle complexity.

“I’m pleased to report that the normalization in repairable claims has continued to positively benefit our business early in the second quarter, with same-store sales in April approaching the low end of our long-term range.

We continue to expect same-store sales growth to be complemented by contributions from new location growth as we execute our growth strategy. In the second quarter of 2026, the Company expects to open five start up locations with an additional 17 start up locations to be added through year-end. Supported by a robust pipeline of both new start up opportunities and acquisitions, we remain confident in our outlook for new location growth in 2026 and beyond.” - Brian Kaner, President & CEO of the Boyd Group

2026 First Quarter Conference Call & Webcast

Management will hold a conference call on Wednesday, May 13, 2026, at 8:00 a.m. (ET) to review the Company’s 2026 first quarter results. You can join the call by dialing 1-800-715-9871 or 646-307-1963.

A live audio webcast of the conference call will be available at https://events.q4inc.com/attendee/980721311. An archived replay of the webcast will be available for 90 days on the Boyd Group’s website https://www.boydgroup.com.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD.TO and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at https://www.boydgroup.com.

About The Boyd Group Inc.

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

Non-GAAP Financial Measures and Ratios

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios, which are not standardized measures under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures disclosed by other issuers. Boyd’s management uses certain non-GAAP financial measures to evaluate the performance of the business and to reward employees. These non-GAAP should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS, such as net earnings or sales in measuring the performance of Boyd.

The following is a reconciliation of Boyd’s non-GAAP financial measures and ratios used in this release:

SAME-STORE SALES

Same-store sales is a non-GAAP measure that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange fluctuation on the current period.

	Three months ended March 31,

(thousands of U.S. dollars)	2026	2025

Sales	$996,676	$778,323

Less:

Sales from locations not in the comparative period	(203,863)	(539)

Sales from under-performing facilities closed during the period	—	(862)

Foreign exchange	(2,932)	—

Same-store sales (excluding foreign exchange)	$789,881	$776,922

ADJUSTED EBITDA

EBITDA represents an indication of the Company’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiative expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute transformational plans. Acquisition and transformational costs include transaction costs in acquiring and integrating a business acquisition and other non-recurring costs related to the execution of Project 360. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to readers to provide an indication of earnings from operations and cash available for distribution, both before and after debt management , productive capacity maintenance and non-recurring and other adjustments.

Adjusted EBITDA margin is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales.

	Three months ended March 31,

(thousands of U.S. dollars)	2026	2025

Net loss	$(7,926)	$(2,637)

Add:

Finance costs	30,075	17,832

Income tax recovery	(666)	(290)

Depreciation of property, plant and equipment	26,666	20,847

Depreciation of right of use assets	42,021	31,615

Amortization of intangible assets	12,425	6,680

EBITDA	$102,595	$74,047

Add (deduct):

Fair value adjustments	(1,280)	1

Acquisition and transformational cost initiatives	21,070	6,497

Adjusted EBITDA	$122,385	$80,545

Sales	$996,676	$778,323

Adjusted EBITDA margin (%)	12.3%	10.3%

ADJUSTED NET EARNINGS

Adjusted net earnings means net earnings adjusted to add back fair value adjustments (non-taxable) and acquisition and transformational cost initiatives (net of tax). Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment. BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items.

Adjusted net earnings per share means Adjusted net earnings, divided by our weighted average number of shares for the applicable period.

(thousands of U.S. dollars, except share and per share amounts)	Three months ended March 31,

	2026	2025

Net loss	$(7,926)	$(2,637)

Add (deduct):

Fair value adjustments (net of tax)	(947)	1

Acquisition and transformational cost initiatives (net of tax)	16,627	4,808

Amortization of intangibles arising on acquisitions (net of tax)	8,305	4,402

Adjusted net earnings (1)	$16,059	$6,574

Weighted average number of shares	27,829,990	21,467,582

Adjusted net earnings per share (1)	$0.58	$0.31

(1) Comparative figures have been restated to conform with current period presentation

For further information, please contact:

Investor Relations

Boyd Group Services

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; trends and industry conditions; execution of the Company’s growth strategy and outlook; progress on Project 360 initiatives; the Company’s financial metric goals, including for Adjusted EBITDA margin; growth opportunities presented by the Company’s increased scale, greater market density, expanded platform and fragmentation; the Company’s ability and expectations to open five start-up locations in the second quarter of 2026 with an additional 17 locations to be added through year-end; and expectations to open five start-up locations in the second quarter of 2026 with an additional 17 locations to be added through year-end; execute on the pipeline of approximately eight to ten start-up locations per quarter, including expectations to open eight start-up locations in the first quarter of 2026; the Company’s ability to activate the stores in its development pipeline for 2026; the Company’s expectations for continued acquisition activity and the Company’s ability to deliver sustained growth and value creation for shareholders and customers.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: acquisition and new location risk; employee relations and staffing; operational performance; brand management and reputation; market environment change; reliance on technology; corporate governance; decline in number of insurance claims; low capture rates; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; public company costs; foreign private issuer status; differences in Canadian and U.S. corporate and securities laws; enforceability against foreign persons and of foreign judgments; intellectual property; and energy costs; and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired businesses within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of acquired businesses; the impact of acquisitions on growth; the accuracy and completeness of the information (including financial information) regarding acquired businesses; the absence of significant undisclosed costs or liabilities associated with acquisitions; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.